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                            November 8, 2021

       Michael Zarlenga
       General Counsel
       PROOF Acquisition Corp I
       11911 Freedom Drive
       Suite 1080
       Reston, VA 20190

                                                        Re: PROOF Acquisition
Corp I
                                                            Amendment No. 1 to
Confidential Draft Registration Statement on Form S-1
                                                            Submitted on
October 15, 2021
                                                            CIK No. 0001853070

       Dear Mr. Zarlenga:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment to Draft Registration Statement on Form S-1

       Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note your independent accountant's report refers to the company as Proof Acquisition
                                                        Corp in the opinion
paragraph of the report. Please revise to have your auditor reference the full name of the
company, Proof Acquisition Corp I.

              You may contact Heather Clark at (202) 551-3624 or Jean Yu at
(202) 551-3305 if you
       have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397
 Michael Zarlenga
PROOF Acquisition Corp I
November 8, 2021
Page 2

with any other questions.



                                        Sincerely,
FirstName LastNameMichael Zarlenga
                                        Division of Corporation Finance
Comapany NamePROOF Acquisition Corp I
                                        Office of Manufacturing
November 8, 2021 Page 2
cc:       Scott Fisher
FirstName LastName